

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2020

Henry Ji, Ph.D.
President and Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

      Re: Sorrento Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 17, 2020
           File No. 333-235970

Dear Dr. Ji:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Samantha H. Eldredge, Esq.